Exhibit 2.7

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of January 23, 2017 by and between WestRock Company, a Delaware corporation (“Parent”), and the undersigned shareholder (the “Shareholder”) of Multi Packaging Solutions International Limited, a Bermuda exempted company (the “Company”).

WITNESSETH:

WHEREAS, Parent, WRK Merger Sub Limited, a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving company of the Merger and pursuant to which all issued and outstanding common shares of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement (the “Merger Consideration”).

WHEREAS, the Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of Company Shares (as defined in the Merger Agreement) set forth below the Shareholder’s name on the signature page to this Agreement.

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, the Shareholder (in the Shareholder’s capacity as a shareholder of the Company) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.                  Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)               “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (iii) such date and time as the Merger Agreement shall have been amended, without the Shareholder’s consent in a manner adverse to the Shareholder, including, without limitation, a decrease in the amount of the Merger Consideration.

(b)               “Shares” shall mean (i) all equity securities and equity interests (including common shares) of the Company owned (beneficially or of record) by the Shareholder as of the date hereof, and (ii) all additional equity securities and equity interests (including common shares) of the Company of which the Shareholder acquires beneficial or record ownership during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, sub-division, recapitalization, consolidation, exchange of shares and the like).

(c)                “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such Person directly or indirectly (i) sells, pledges, encumbers, exchanges, assigns, grants an option with respect to, transfers, tenders or otherwise disposes of such Share or any interest in such Share (including by gift, merger or operation of law), or (ii) enters into an agreement, arrangement or commitment providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Share or any interest therein (including by gift, merger or operation of law).

2.                  Transfer of Shares.

(a)                Transfer Restrictions. During the term of this Agreement, the Shareholder shall not Transfer (or cause or permit the Transfer of) any of the Shares or any rights to acquire any equity securities or equity interests of the Company, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except (i) by transferring Shares to its Affiliates, partners or members, provided that, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement pursuant to a joinder in form and substance reasonably satisfactory to Parent, or (ii) with Parent’s prior written consent and in Parent’s sole discretion.

(b)               Transfer of Voting Rights. During the term of this Agreement, the Shareholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares.

(c)                At the request of Parent, each Certificate or other instrument representing any Shares shall bear a legend that such Shares are subject to the provisions of this Agreement, including this Section 2. Any Transfer (or purported Transfer) in breach of this Agreement shall be null and void and of no force or effect.

3.                  Agreement to Vote Shares.

(a)    During the term of this Agreement, at every meeting of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the shareholders of Company, the Shareholder (in the Shareholder’s capacity as a shareholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Shares that are then-owned by such Shareholder and entitled to vote or act by written consent:

(i)       in favor of the adoption of the Merger Agreement and the Statutory Merger Agreement and in favor of the Merger and the other transactions contemplated by the Merger Agreement or the Statutory Merger Agreement;

(ii)       against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Statutory Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement or the Statutory Merger Agreement, including any Acquisition Proposal and any Alternative Acquisition Agreement; and

(iii)       against any of the following actions, proposals or agreements (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, amalgamation, business combination, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure, memorandum of association or bye-laws of the Company or any of its Subsidiaries or (E) any action, proposal or agreement that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Merger.

The Shareholder shall retain at all times the right to vote its Shares (or to direct how its Shares shall be voted) in its sole discretion and without any other limitation on any matters other than those set forth in clauses (i), (ii), and (iii) that are, during the term of this Agreement, at any time or from time to time presented for consideration to the Company’s shareholders generally.

(b)   In the event that a meeting of the shareholders of the Company is held, the Shareholder shall, or shall cause the holder of record of the Shares on any applicable record date to, be present in person or by proxy at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(c)    The Shareholder shall not enter into any commitment, agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

(d)   In the event that the Shareholder acquires or receives any Shares (or any right or interest therein) after the execution of this Agreement, the Shareholder shall promptly deliver to Parent a written notice indicating the number of such Shares (or right or interest therein) acquired or received.

4.                  Agreement Not to Exercise Appraisal Rights. To the extent permitted by Applicable Law, the Shareholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including under Section 106(6) of the Bermuda Companies Act) to demand appraisal of any Shares that may arise in connection with the Merger. Notwithstanding the foregoing, nothing in this Section 4 shall constitute, or be deemed to constitute, a waiver or release by the Shareholder of any claim or cause of action against Parent or Merger Sub to the extent arising out of a breach of this Agreement by Parent.

5.                  Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Shareholder (or a designee of the Shareholder) who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office (including, for the avoidance of doubt, exercising his or her fiduciary duties), including by voting, in his capacity as a director or officer of the Company, in the Shareholder’s (or its designee’s) sole discretion on any matter (it being understood that this Agreement shall apply to the Shareholder solely in the Shareholder’s capacity as a shareholder of the Company), including with respect to Section 5.02 of the Merger Agreement. In this regard, the Shareholder shall not be deemed to make any agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company, including with respect to Section 5.02 of the Merger Agreement.

6.                  No Solicitation. The Shareholder shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Affiliates’ Representatives not to, (a) directly or indirectly solicit, seek, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, or (b) directly or indirectly engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. The Shareholder shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, (x) immediately cease and cause to be terminated all discussions and negotiations with any Person or its Representatives that may be ongoing with respect to any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (y) immediately request the prompt return or destruction of all confidential information previously furnished any such Person or its Representatives and (z) immediately terminate all physical and electronic data room access previously granted to such Person or its Representatives. Notwithstanding clause (b) above, the Shareholder may (and may permit its Affiliates and its and its Affiliates’ Representatives to) participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if (i) the Company is engaging in discussions or negotiations with such Person in accordance with Section 5.02 of the Merger Agreement and (ii) the Shareholder’s negotiations and discussions are in conjunction with and ancillary to the Company’s discussions and negotiations.

7.                  Irrevocable Proxy. The Shareholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shares, or grant a consent or approval in respect of the Shares, in a manner consistent with this Agreement, provided, however, for the avoidance of doubt, that such proxy and voting and related rights are expressly limited to those matters set forth in clauses (i), (ii), and (iii) of Section 3(a) that are, during the term of this Agreement presented for consideration to the Company’s shareholders generally and the Shareholder shall retain at all times the right to vote its Shares (or to direct how its Shares shall be voted) in its sole discretion and without any other limitation on any other matters. The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may be revoked only under the circumstances set forth in the last sentence of this Section 7. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with Applicable Law and Bye-Law 31.5 of the Company’s amended and restated bye-laws. The Shareholder shall, upon written request by Parent, as promptly as practicable execute and deliver to Parent a separate written instrument or proxy that embodies the terms of this irrevocable proxy set forth in this Section 7. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Shareholder, upon any termination of this Agreement pursuant to Section 13.

8.                  Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as follows:

(a)    Power; Binding Agreement. The Shareholder has full power and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. No other proceedings on the part of the Shareholder (or its governing body, board of directors, members, shareholders or trustees, as applicable) are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Shareholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

(b)   No Conflicts. None of the execution and delivery by the Shareholder of this Agreement, the performance by the Shareholder of its obligations hereunder or the consummation by the Shareholder of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) the Shareholder’s memorandum of association, bye-laws or comparable organizational documents, (ii) any other Contract to which the Shareholder is a party or by which the Shareholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of the Shareholder to perform its obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Merger, or (iii) order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Shareholder. The execution, delivery and performance by the Shareholder of this Agreement, and the consummation by the Shareholder of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Entity.

(c)    Ownership of Shares. The Shareholder (i) is the sole beneficial owner of the Company Shares set forth on the signature page of this Agreement, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever, and (ii) does not own, beneficially or otherwise, any securities or interests of the Company other than the shares of Company Shares set forth on the signature page of this Agreement.

(d)   Voting Power. The Shareholder has, and will at the time of any shareholder meeting of the Company in connection with the Merger have, sole voting power, sole power of disposition, sole power to Transfer, sole power to issue instructions with respect to the matters set forth herein and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(e)    No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Shareholder in his, her or its capacity as a shareholder of the Company.

(f)    No Litigation. There are no Actions pending or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its Subsidiaries, or any Order to which the Shareholder or any of its Subsidiaries is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of the Shareholder to perform its obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Merger.

9.                  Disclosure. The Shareholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and, after providing the Shareholder with a reasonable opportunity to review and comment thereon, any press release or other disclosure document that Parent reasonably determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement. The Shareholder shall consult with Parent before issuing, and give Parent the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement or the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law. For purposes of the prior sentence, confidential communications by the Shareholder to its officers, employees, limited partners, members or Affiliates, including at a meeting of limited partners, shall not be deemed to be public statements.

10.              No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Shareholder. For the avoidance of doubt, the Shareholder shall be entitled to any dividends or other distributions declared by the Company Board with respect to the Shares having a record date prior to the Expiration Date.

11.              Further Assurances. Subject to the terms and conditions of this Agreement, upon request of Parent, the Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder’s obligations under this Agreement.

12.              Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, the Shareholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares of the Shareholder (and that this Agreement places limits on the voting and transfer of such Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Date.

13.              Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of the Shareholder, for any intentional breach of this Agreement prior to such termination; provided that in no event shall the Shareholder’s damages exceed the aggregate Merger Consideration to which they would be entitled pursuant to the Merger Agreement; provided, further, that, the foregoing proviso shall in no event impair or otherwise impact Parent’s right to seek specific performance or injunctive relief pursuant to Section 14(d) below. This Section 13 and Sections 1, 5, and 14 (as applicable) shall survive any termination of this Agreement.

14.              Miscellaneous.

(a)                Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.

(b)               Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties (whether by operation of law or otherwise) without prior written consent of the other.

(c)                Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.

(d)               Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e)                Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or international courier service, by facsimile (with written confirmation of transmission) or by electronic mail, with a copy thereof delivered or sent as provided below:

If to Parent:

WestRock Company
504 Thrasher Street, N.W.

Norcross, Georgia 30071
Attention: Robert McIntosh, General Counsel
Facsimile: (770) 263-3582

Email: bob.mcintosh@westrock.com

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019
Attention: Richard Hall
Facsimile: (212) 474-3700

Email: rhall@cravath.com

If to the Shareholder:

CEP III Chase S.à r.l.

c/o The Carlyle Group, 2, avenue Charles de Gaulle, 4th floor

L-1653 Luxembourg, Grand Duchy of Luxembourg

Attention: Andrew Howlett-Bolton

Facsimile: +352 26 86 21 10

Email: Andrew.Howlett-Bolton@carlyle.com

(f)                 No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g)                 No Third Party Beneficiaries. This Agreement is not intended to confer and does not confer upon any Person other than the parties hereto any rights or remedies hereunder.

(h)                 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(i)                 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement, or the agreements delivered by the Shareholder in connection herewith or the transactions contemplated hereby or thereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 14(e) or in such other manner as may be permitted by Applicable Law, and nothing in this Section 14(i) shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement, or the agreements delivered by the Shareholder in connection herewith or the transactions contemplated hereby or thereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement, or the agreements delivered by the Shareholder in connection herewith or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement, or the agreements delivered by the Shareholder in connection herewith or the transactions contemplated hereby or thereby in any court other than the aforesaid courts. Each of Parent and Shareholder agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14(i).

(j)                 Rules of Construction. The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k)               Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(l)                 Interpretation.

(i)                 Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii)               The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect or be deemed to affect the meaning or interpretation of this Agreement.

(iii)             Words denoting the plural shall include the singular, and vice versa.

(iv)             The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(v)               Any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(m)             Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

(n)               Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

WESTROCK COMPANY		CEP III CHASE S.À R.L.

By:	/s/ Steven C. Voorhees	By:	/s/ Andrew Howlett-Bolton
Name:	Steven C. Voorhees	Name:	Andrew Howlett-Bolton
Title:	Chief Executive Officer and President	Title:	Manager and permanent representative of
CEP III Managing S.à r.l., Manager

Shares beneficially owned as of the date hereof:

21,163,072 Company Shares